SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors held on August 12, 2016

1. Date, Time and Location: On August 12, 2016, at 2 p.m., in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas 8,501, 19th floor.

2. Call Notice and Attendance: As all members of the Company’s Board of Directors attended the meeting, the summoning was dismissed and the instatement and approval quorum were verified.

3. Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: It was resolved, unanimously and without any restrictions, by all present members of the Board of Directors, as set forth in Article 22 (u) of the Company’s Bylaw:

4.1. To ratify all the acts already practiced by the Company’s Management in the direct execution by Gafisa or Gafisa’s grant of guarantee on behalf of its direct and indirect subsidiaries, Construtora Tenda S.A. (“Tenda”) and Tenda Negócios Imobiliários S.A. (“TNI”), in the execution of the “Private Instrument to Grant a Loan Facility to Develop a Real Estate Project, Guaranteed by Collateral and Other covenants, With Funds from the Government Severance Indemnity Fund for Employees (“FGTS”), Classified into the “Minha Casa Minha Vida” [My House My Life] Program” (“Contrato de Abertura de Crédito e Mútuo para Construção de Empreendimento Imobiliário com Garantia Hipotecária e Outras Avenças, com Recursos do Fundo de Garantia do Tempo de Serviço – FGTS, no Âmbito do Programa Minha Casa Minha Vida”), celebrated with Caixa Econômica Federal, for up to 60-month term and the following conditions:

Real Estate Property Funded	Date of Contract	Borrower	Guarantor
Barra Viva 3	10/6/2015	SPE 104 and Água Branca	Gafisa and BNI
Barra Viva 4	10/6/2015	SPE 104 and Água Branca	Gafisa and BNI
Residencial Reserva das Árvores II - módulo I	6/14/2016	TNI	Gafisa
Nova Zelândia Cond. I - Fase 3 - Módulo I	6/22/2016	TNI	Gafisa
Residencial Parque Maravilha III - Módulo I	6/15/2016	Tenda	Gafisa
Residencial Avenida - Módulo I	6/22/2016	TNI	Gafisa
Estação Primavera - Módulo I	6/16/2016	TNI	Gafisa
Residencial Mar de Abrantes - Módulo I	6/18/2015	TNI	Gafisa
Residencial Monte Azul - Módulo I	1/26/2016	TNI	Gafisa
Residencial Recanto do Sol - Módulo II	6/30/2016	TNI	Gafisa
Residencial Campo de Aviação - Condomínio 14 Bis - Módulo III	7/12/2016	TNI	Gafisa
Nova Zelândia Cond. I - Fase 3 - Módulo II	6/30/2016	TNI	Gafisa
Nova Zelândia Cond. I - Fase 3 - Módulo III	6/30/2016	TNI	Gafisa
Veredas de Itaquá - Módulo I	6/30/2016	TNI	Gafisa
Vila São Luís	7/5/2016	Tenda	Gafisa
Vista Azul - Módulo I	6/27/2016	TNI	Gafisa
Residencial Avenida - Módulo II	6/30/2016	TNI	Gafisa
Residencial Reserva das Árvores II - Módulo II	6/30/2016	TNI	Gafisa
Residencial Engenho Camarás - Condomínio Viver - Módulo III	7/15/2016	TNI	Gafisa
Villa Germânica - Módulo I	6/30/2016	TNI	Gafisa
Residencial Engenho Camarás - Condomínio Viver - Módulo IV	7/15/2016	TNI	Gafisa
Residencial Bellas Águas – Módulo III	1/29/2016	TNI	Gafisa

4.2. To previously approve the practice of acts by the Company’s Management in the execution of contracts with term exceeding 48 months, as long as to specifically contract a loan facility to build Real Estate projects with funds from the FGTS, within the scope of the “Minha Casa Minha Vida” Program with Caixa Econômica Federal up to 60-month term, to fund the Real Estate properties Barra Viva 1 and Barra Viva 2.

5. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed. Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Directors: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 12, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer